Form 10KSB, Exhibit 13
period 2007-12-31
Pro Financial Holdings Inc
filed 2008-03-31
CIK 1392445

Exhibit 13.1

PRO FINANCIAL HOLDINGS, INC.

Holding Company for

PROBANK

Audited Consolidated Financial Statements

December 31, 2007

(Together with Independent Auditors' Report)

Financial Statements of Pro Financial

Independent Auditors' Report

Pro Financial Holdings, Inc.
Tallahassee, Florida:

We have audited the accompanying consolidated balance sheet of Pro Financial Holdings, Inc. and Subsidiary (the "Company") at December 31, 2007, and the related consolidated statements of income/(loss), stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ James D.A. Holley & Co. P.A.

Tallahassee, Florida
March 27, 2008

PRO FINANCIAL HOLDINGS, INC.

Consolidated Balance Sheet
At December 31, 2007
($ in thousands, except share amounts)

Assets

Cash and due from banks	$878
Federal funds sold	10,631

Total cash and cash equivalents	11,509

Securities available for sale- net of unrealized gain/(loss)	6,364

Loans, net of allowance for loan losses of $72 and deferred fees of $14	3,810

Federal Home Loan Bank stock	16
Premises and equipment, net	1,417
Accrued interest receivable	50
Other assets	1,004

Total assets	$24,170

Liabilities and Stockholders' Equity

Liabilities:
Noninterest-bearing demand deposits	$3,402
Interest bearing deposits	8,218

Total deposits	11,620

Securities sold under agreements to repurchase	101
Accrued Interest Payable	11
Other liabilities	39

Total liabilities	11,771

Commitments (Note 15)
Stockholders' equity:
Common stock, $.01 par value; 9,000,000 shares authorized, 1,334,840 shares issued and outstanding	13
Preferred Stock, authorized 1,000,000 shares, issued and outstanding- 0 Shares	-
Additional paid-in capital	13,286
Accumulated deficit	(908)
Accumulated other comprehensive gain	8

Total stockholders' equity	12,399

Total liabilities and stockholders' equity	$24,170

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statement of Income (Loss)
For the Years Ended December 31, 2007 and 2006.
(In thousands)

	2007	2006
Interest income:
Interest and fees on loans	$54	$-
Interest and fees on investment securities	51	-
Interest and fees on federal funds sold	285	-
Total interest income	390	-

Interest expense on deposits	74	-
Interest expense on borrowings	20	7
Total interest expense	94	7

Net Interest Income before provision for loan loss	296	(7)

Provision for loan losses	(72)	-
Net interest income after provision for loan losses	224	(7)

Noninterest income:
Service charges on deposit account	6	-
Other Income	15	-
Total Noninterest Income	21	-

Noninterest expenses:
Salaries and employee benefits	829	71
Occupancy and equipment	202	13
Other	419	146
Total noninterest expenses	1,450	230

Income (Loss) Before Income Tax	(1,205)	(237)
Income Tax Benefit	534	0

Net loss	$(671)	$(237)

Basic net loss per share	$(1.21)
Basic average common shares outstanding	556,183
Diluted net loss per share	$(1.21)
Diluted average common shares outstanding	556,183

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statement of Stockholders' Equity

For the Year Ended December 31, 2007
($ in thousands)

					Additional		Accumulated	Total
	Common Stock		Preferred Stock		Paid-In	Accumulated	Other Compre-	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	hensive Income	Equity
Issuance of preferred stock	-	$-	1	$100	$-	$-	$-	$100

Net loss	-	-	-	-	-	(237)	-	(237)

Balance at December 31, 2006	-	-	1	100	-	(237)	-	(137)

Issuance of preferred stock	-	-	3.5	350	-	-	-	350

Retirement of preferred stock	-	-	(4.5)	(450)	-	-	-	(450)

Transfer from common stock subscriptions to outstanding common stock	1,334.8	13	-	-	13,286	-	-	13,299

Net loss	-	-	-	-	-	(671)	-

Unrealized gain on securities available for sale	-	-	-	-	-	-	8

Comprehensive Loss	-	-	-	-	-	-	-	(663)

Balance at December 31, 2007	1,334.8	$13	-	-	$13,286	$(908)	$8	$12,399

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
Cash flows from operating activities:
Net loss	$(671)	$(237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	74	-
Increase in other assets	(140)	(9)
Increase in deferred tax	(534)	-
Increase in accrued interest receivable	(50)	-
Increase in accrued expense & accounts payable	39	12

Net cash used in operating activities	(1,282)	(234)

Cash flows from investing activities:
Purchase of furniture and equipment	(1,473)	(6)
Purchase of securities available for sale	(6,369)	-
Increase in loans to customers	(3,810)	-
Purchase of other investments	-	(325)

Net cash used in investing activities	(11,652)	(331)

Cash flows from financing activities:
Principal reduction in notes payable	(508)	496
Increase in Fed Funds purchased & Repos	101	-
Increase in deposits	11,620	-
Issuance of preferred stock	-	100
Retirement of issuance preferred stock	(100)	-
Issuance of common stock	13,299	-

Net cash provided by financing activities	24,412	596

Net increase in cash and cash equivalents	11,478	31

Cash and cash equivalents at beginning of year	31	-

Cash and cash equivalents at end of year	$11,509	$31

Supplemental disclosure of cash flow information:

Cash paid during the years interest in for 2007 and 2006 was $83,000 and $7,000, respectively.

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Organization. Pro Financial Holdings, Inc. (the "Holding Company") was organized on March 29, 2006 and owns 100% of the outstanding common stock of Pro Bank (the "Bank"). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank and commenced banking operations on September 5, 2007. The Bank offers a variety of banking and financial services to individual and corporate customers through its banking offices located in Tallahassee, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, balances due from banks and federal funds sold, all of which mature within ninety days.

Securities. Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from operations and reported in other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Federal Home Loan Bank. The Corporation’s investment in Federal Home Loan bank stock, which can be sold only to Federal Home Loan Bank at its par value of $100, is a restricted investment and is carried at cost. The Federal Home Loan Bank determines the amount of investment in stock based on the Bank’s liability for Federal Home Loan Bank advances.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are capitalized and certain direct origination costs are deferred. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are considered impaired. For such loans, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical industry loss experience adjusted for qualitative factors.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and lines of credit loans for impairment disclosures.

Premises and Equipment. Leasehold improvements, furniture and fixtures, and computer equipment and software are stated at cost less accumulated depreciation. Interest costs are capitalized in connection with the construction of new banking offices. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Advertising. The Company expenses all media advertising as incurred.

Preopening and Organizational Costs. Preopening and organizational costs were approximately $903,000. Prior to the commencement of banking operations, all costs had been charged to expense as incurred.

Income Taxes. The Bank reports income under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Tax,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Recognition of deferred tax balance sheet amounts is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

Off-Balance Sheet Instruments. In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and unused lines of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Comprehensive Income or Loss. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net loss, are components of comprehensive loss. The component of other comprehensive gain was unrealized holding gains on available-for-sale securities.

Recent Pronouncements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principals, and expands disclosures about fair value measurements. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 157 and does not anticipate it will have any effect on the Company's consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have any effect on the Company's consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder's fees, advisory, legal, accounting, valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have any effect on the Company's current consolidated financial condition or results of operations.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

2. Securities Available for Sale

Debt and equity securities have been classified in the balance sheet according to management’s intent. The following table reflects the amortized cost and estimated market values of investments in debt securities held at December 31, 2007. In addition, gross unrealized gains and gross unrealized losses are disclosed as of December 31, 2007 in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.

The carrying amount of securities and their fair values are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2007-
US Government Agencies	$1,000	$17	$0	$1,017
Mortgage-backed Securities	5,356	0	(9)	5,347
Total Securities	$6,356	$17	$(9)	$6,364

The book and market values of pledged securities were $3.50 million and $3.52 million at December 31, 2007.

The market value is established by an independent pricing service as of the approximate dates indicated. The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date. Security losses (or gains) are realized only in the even of dispositions prior to maturity.

At December 31, 2007 the Bank did not hold investment securities of any single issuer, other than obligations of the U.S Treasury and other U.S Government agencies, whose aggregate book value exceed ten percent of shareholders’ equity.

The amortized cost and estimated market value of debt securities available for sale at December 31, 2007 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.  (in thousands)

	Amortized Cost	Estimated Mkt Value
		December 31, 2007

Non-mortgage backed securities:	$-	$-
Due in one year or less	-	-
Due in one through five years	-	-
Due after five years through ten years	1,000	1,017
Due after ten years	-	-
Total non-mortgage back securities	1,000	1,017
Mortgage backed securities	5,356	5,347
Total	$6,356	$6,364

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

There were no sales of securities during 2007.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, the Company had seven mortgage-backed securities with an unrealized loss with aggregate depreciation of .37% from the Bank’s amortized cost basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analyst’s reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2007 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:(in thousands)

	More than 12M
	Gross	Fair
	Unrealized	Market
	Losses	Value
US Government agencies	$-	$-
Mortgage backed	14	3,769
Total	$14	$3,769

The Corporation owns a 20.3% equity investment in Moon Building Investors, LLC with a balance of $325,000 which is included in other assets. The equity method of accounting is used for this investment since the Corporation does not own a controlling interest. Moon Building Investors, LLC owns a building that is leased to the Corporation under a lease that is effective January 1, 2007, as described in Note 15.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

3. Loans
The following is a summary of the loan portfolio by principal categories at December 31, 2007   (in thousands):

At December 31,
2007
Mortgage loans on real estate
Commercial real estate	$2,699
Home Equity	71
Residential	73
Total	2,843

Commercial loans	669
Consumer	384

Total loans	3,896

Less:
Deferred loan fees, net	(14)
Allowance for loan losses	(72)

Loans, net	$3,810

Overdrafts included in loans were $2,733 at December 31, 2007

4. Allowance for Loan Losses

A summary of changes in allowance for loan losses of the Bank for the year ended December 31,   2007 is as follows (in thousands):

Year Ended
December 31,
2007

Beginning balance	$-
Add:
Provision for loan losses	72
Subtotal	72
Less:
Loans charged off	-
Recoveries on loans previously charged off	-

Net loans charged off	0
Balance, end of year	$72

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

4. Allowance for Loan Losses, continued

Loans on which the accrual of interest had been discontinued or reduced amounted to $60,000 at December 31, 2007. If interest on these loans had been accrued, such income would have been approximately $1,000.

The Company grants the majority of its loans to borrowers throughout Leon and the surrounding Counties in Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy of this area.

5. Premises and Equipment
The following is a summary of assets classification and depreciable lives for the Bank as of December 31, 2007 (in thousands):

	At December 31,	Useful
	2007	Lives (Yrs)

Leasehold and improvements	$643	10
Furniture and fixtures	470	5
Data processing equipment and software	378	5
Total, at cost	1,491
Less accumulated depreciation	(74)
Premises and equipment, net	$1,417

Depreciation included in operating expenses amounted to $74,071 in 2007.

6. Deposits
The aggregate amount of time deposits with a minimum denomination of $100,000 was $1.36 million at December 31, 2007.

At December 31, 2007 the scheduled maturities of time deposits are as follows (in thousands):

Year Ending
December 31,	Amount
2008	$2,028
2009	1
$2,029

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

7. Dividend Restrictions
The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Bank. The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividends which the Company could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

8. Financial Instruments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company's financial instruments with off-balance sheet risk at December 31, 2007 follows (in thousands):

Commitments to extend credit	$916
Stand By letters of credit	-
Total	$916

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

8. Financial Instruments Continued
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowings arrangements, including commercial paper, bond financing and similar transactions. All letters of credit are due within one year of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending the loan facilities to customer.

9. Related Party Transactions
In the ordinary course of business, the Company has direct and indirect loans outstanding to or for the benefit of certain executive officers and directors. These loans were made on substantially the same terms as those prevailing, at the time made, for comparable loans to other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

The following is a summary of activity during 2007 with respect to such loans to these individuals (in thousands):

Amount
Loans:
Originated during the year	$1,242
Principal repayments	-
Balance at December 31, 2007	$1,242

Deposits at December 31, 2007	$5,383

10. Credit Risk Concentration

The Company grants commercial and residential loans to customers in Leon County, Gadsden County, Wakulla County and Jefferson County and other surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the area’s economic stability.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit in excess of the legal lending limit to any single borrower or group of related borrowers.

The Company maintains its cash balances in several financial institutions. Accounts at the financial institutions are secured by the Federal Deposit Insurance Corporation up to  $100,000.Uninsured balances aggregate to $85,484 at December 31, 2007.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

11. Operating Expense

Components of other operating expenses greater that 1% of total interest income and other income for the periods ended December 31, 2007 are: (in thousands)

2007
Charge offs	$4
Dues & Subscriptions	8
Insurance	10
Computer and Data processing expenses	17
Advertising	44
Audits and exams	27
Check Printing	6
Supplies	51
Telephone expense	11
Training expense	5
Travel & Entertainment expense	9
Legal expense	4
$196

12. Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percents are also presented in the table ( in thousands):

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

					For Well
			For Capital		Capitalized
	Actual		Adequacy Purposes		Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2007:
Total Capital
(to Risk-Weighted Assets)	Bank $ 9,092	110.83%	$656	8.00%	$820	10.00%
	PFHI $12,471	128.36%	$777	8.00%	$972	10.00%
Tier I Capital
(to Risk-Weighted Assets)	Bank $ 9,020	109.95%	$328	4.00%	$492	6.00%
	PFHI $12,399	127.62%	$499	4.00%	$748	6.00%
Total Capital
(to Total Assets) *	Bank $ 9,020	44.08%	$795	4.00%	$994	5.00%
	PFHI $12,471	51.44%	$967	4.00%	$1,209	5.00%

* The Bank is required to maintain 8.00% throughout the first three years of operations.

13. Line of Credit
The Company had a line of credit with a financial institution to fund the organizational phase. The loan was for $1.00 million and paid interest at a rate of Wall Street Journal prime less one percent. The loan was repaid on August 6, 2007.

The Company has an unused line of credit with a financial institution for unsecured federal funds borrowings of $3.25 million effective until July 1, 2008.

14. Income Taxes
Income taxes reflected in the statements of income are as follows:  (in thousands)

	2007	2006
Currently payable
Federal	$-	$-
State	-	-
Deferred
Federal	(455)	(75)
State	(79)	(13)
	(534)	(88)
Valuation allowance	-	88
	$(534)	$-

The difference between federal income tax computed at the statutory rates and the actual tax provision is shown below:

	2007	2006

Computed tax expense/(benefit)	$(410)	$(81)
Increases/(decreases) resulting from:
State tax benefit net of federal benefit	(36)	(7)
Change in deferred tax valuation allowance	(88)	88
	$(534)	$-

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

14. Income Taxes, continued

The deferred tax asset and liability and the temporary differences comprising those balances at December 31, 2006 and 2007, are detailed below: (in thousands)

	2007	2006
Deferred tax assets:
Net operating loss carryover	$182	$-
Organization and start up costs	325	88
Provision for loan losses	27	-
	534	88
Asset valuation allowance	-	(88)
Net deferred tax asset	$534	$-

A valuation allowance as of December 31, 2006 was provided because the Corporation believed that it was more likely than not, at that time, that the tax benefit of future deduction for organization and start up costs would not be realized since realization was contingent upon the successful organization of a proposed subsidiary bank. The proposed subsidiary bank was charted and commenced operations on September 5, 2007. The Corporation believes that it’s more likely than not that 100% of the deferred tax asset as or December 31, 2007 will be realized.

At December 31, 2007, the Corporation had a net operating loss carry forward of $182,000 for federal and state income tax purposes. This loss carry forward can be used in each succeeding year through 2027 to offset income generated in those years and can be carried forward indefinitely for Florida income tax purposes. Organization and startup costs are deductible over fifteen years.

15. Commitments
The Corporation entered into two leases for office space for the conduct of bank operations and has classified these leases as operating leases under the provisions of SFAS 13. One of the leases has an initial lease term of five years and commences on January 1, 2007. This lease contains a renewal option of an additional five year term with a 3% annual escalation provision. This lease also has a purchase option under which the property can be purchased for $2.9 million during the 25th through the 36th month of the lease; $3.2 million during the 37th through the 48th month; and $3.5 million during the 49th through the 60th month of the lease. If the leasee does not exercise the option to purchase within lease months 25 to 60, the purchase option expires.

The other lease has an initial lease term of ten years and commences on February 1, 2007. This lease contains a renewal option for two additional five year periods with a 3% escalation provision.

Both leases require the lessee to pay taxes, insurance, and common area expenses related to the property.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

15. Commitments, continued

Future minimum lease payments with respect to these leases commencing on January 1, 2007 are as follows: (in thousands)

Year	Amount
2008	$128
2009	151
2010	174
2011	213
Thereafter	283
$949

16. Capital Stock

Common Stock. The Corporation’s charter authorizes the issuance of 9.0 million shares of one class of common stock, par value, $.01 per share. Each share of common stock shall have the same relative rights and be identical in all respects with every other share of common stock. The holders of common stock are entitled to elect the member of the Board of Directors of the Corporation and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Corporation. Each holder of  common stock is entitled to one vote per share. No holder of any class of stock has  preemptive rights with respect to the issuance of shares of that or any other class of stocks, and the holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. As of December 31, 2006, there were no shares of common stock  issued or outstanding.

The Company completed the sale of 1,334,840 shares of common  stock at $10 per share  prior to the commencement of banking operations and incurred  $49,691 in common stock offering costs. The initial proceeds were allocated as follows  (in thousands):

Common stock	$13
Additional paid-in capital	13,286
$13,299

In connection with the sale of common stock, the Company issued one warrant to purchase one share of the Company's common stock at $10 per share for each share purchased in the initial offering. The warrants have a three year term which expire in October 2010 and are callable by the Company at any time after April 2008. The warrant term may be extended.

Preferred Stock. The Board of Directions is authorized, subject to any limitations prescribed by law, to provide for the issuance of 1.0 million shares of stock in series, and by filing a preferred stock designation certificate pursuant to the applicable laws of the State of Florida, to establish from time to time the number of shares to be included in each such series and to fix the stated value, designation, powers, preferences, and right of the share of each such series and any qualifications, limitations or restriction thereof. The number of authorized shares of preferred stock may be increased of decreased (but not below the number of shares  then outstanding) by the affirmative vote of the holders of a majority of the common stock,  without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of  any such holders is required pursuant to the terms of any preferred stock designation certificate.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

16. Capital Stock, continued
The board of directors established 5,000 shares of Series A Preferred Stock, $0.01 par value (hereafter referred to as “Series A Preferred Stock”) which ranks superior to the common stock of the Corporation with respect to the payment of dividends and the distribution of assets. On December 31, 2006, the Corporation had issued 1,000 shares of Series A Preferred Stock in exchange for cash.

The outstanding preferred stock has the following characteristics:

Dividend Rights. The holders of shares of Series A Preferred Stock are entitled to receive dividends or other distributions when and as declared by the Board of Directors, out of funds legally available therefore.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock are entitled to receive out of the assets of the Corporation available for distribution to shareholders, an amount equal to $100 per share of any distribution to holders of Common Stock of the Corporation.

Redemption. The Corporation may redeem shares of Series A Preferred Stock at any time after issuance, at a redemption price of $100 per share. Notice of any redemption shall be given in person or by first class mail, postage prepaid, mailed not less than five days nor more than 30 days prior to the date fixed for redemption to the holders of record of the shares to be redeemed. After the date of redemption and notwithstanding the fact that any shares called for redemption shall not have been surrendered for cancellation, on and after such date the shares represented thereby called for redemption shall be deemed no longer outstanding, and all rights of the holders of such shares shall cease except for the right to receive the redemption value of the shares.

No Voting Rights. Except as otherwise required by law, the holders of Series A Preferred Stock shall not be entitled to vote.

Reacquired Shares. Shares of Series A Preferred Stock, converted, redeemed, or otherwise acquired by the Corporation shall be restored to the status of authorized and unissued shares of preferred stock without designation as to series.

No Sinking Fund. Shares of Series A Preferred Stock are not subject to the operations of a sinking fund.

During 2007, the preferred stock was retired and there were no outstanding preferred stock as of December 31, 2007.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

17. Fair Values of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments requires disclosures of fair value information about financial instruments whether or not recognized on the face of the balancesheets, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Company’s financials instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered as representative of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Short Term Investments– For cash, due from banks, federal funds sold, and interest bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

Investment Securities Held to Maturity and Securities Available for Sale– fair values for investment securities are based on quoted market prices.

Loans– The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities– The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written– Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitations– Fair Value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

17. Fair Values of Financial Instruments

Fair Values estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operations, brokerage network, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31,  2007 are as follows: (in thousands)

	2007
	Carrying	Estimated
	Amount	Fair Value

Assets:
Cash and short term investments	$11,509	$11,509
Securities available for sale	6,379	6,379
Loans	3,810	3,810

Liabilities:
Deposits	$11,619	$11,619
Repo	101	101

Unrecognized financial instruments:
Commitments to extend credit	$916	$916
Standby letters of credit	0	0