Form 10-K, Exhibit 13
period 2009-12-31
Pro Financial Holdings Inc
filed 2010-04-15
CIK 1392445

Exhibit 13.1

Financial Statements of Pro Financial

Audited Consolidated Financial Statements

At December 31, 2009 and 2008 and for the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Pro Financial Holdings, Inc.
Tallahassee, Florida:

We have audited the accompanying consolidated balance sheet of Pro Financial Holdings, Inc. and Subsidiary (the "Company") as of December 31, 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of and for the year ended December 31, 2008, were audited by other auditors whose report dated March 23, 2009, except for Notes 13, 14, 17 and 18, as to which the date is February 23, 2010, expressed an unqualified opinion on those consolidated statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. Generally Accepted Accounting Principles.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 10, 2010

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Balance Sheets
($ in thousands, except per share amounts)
	December 31,
	2009	2008
Assets
Cash and due from banks	$771	983
Federal funds sold	9,065	3,452

Total cash and cash equivalents	9,836	4,435

Securities available for sale	16,410	12,378
Loans, net of allowance for loan losses of $1,628 and $846	47,487	27,593
Federal Home Loan Bank stock, at cost	354	263
Premises and equipment, net	1,596	1,360
Deferred taxes	2,370	1,247
Foreclosed real estate	315	-
Accrued interest receivable	277	152
Other assets	768	461

Total assets	$79,413	47,889

Liabilities and Stockholders' Equity

Liabilities:
Noninterest-bearing demand deposits	8,427	6,915
Savings, NOW and money-market deposits	15,362	8,447
Time deposits	39,212	15,095

Total deposits	63,001	30,457

Federal Home Loan Bank advances	6,000	5,000
Other borrowings	342	1,055
Accrued interest payable	85	63
Other liabilities	38	39

Total liabilities	69,466	36,614

Commitments (Notes 5 and 10)

Stockholders' equity:

Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value; 9,000,000 shares authorized, 1,379,566 and 1,334,840 shares issued and outstanding in 2009 and 2008	14	13
Additional paid-in capital	13,921	13,388
Accumulated deficit	(3,970)	(2,301)
Accumulated other comprehensive (loss) income	(18)	175

Total stockholders' equity	9,947	11,275
Total liabilities and stockholders' equity	$79,413	47,889

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Operations
(In thousands)

	Year Ended December 31,
	2009	2008
Interest income:
Loans	$2,373	1,108
Securities	495	437
Federal funds sold	16	80
Other	2	90

Total interest income	2,886	1,715

Interest expense:
Deposits	1,137	467
Borrowings	148	80

Total interest expense	1,285	547

Net interest income	1,601	1,168

Provision for loan losses	1,612	794

Net interest (expense) income after provision for loan losses	(11)	374

Noninterest income:
Service charges and fees on deposit accounts	172	100
Gain on sale of available-for-sale securities	495	-
Other	43	43

Total noninterest income	710	143

Noninterest expense:
Salaries and employee benefits	1,556	1,363
Occupancy and equipment	789	598
Data processing	285	153
Professional fees	72	72
Advertising	78	75
Other	593	469

Total noninterest expense	3,373	2,730

Loss before income tax benefit	(2,674)	(2,213)

Income tax benefit	1,005	820

Net loss	$(1,669)	(1,393)

Loss per share – basic and diluted	$(1.25)	(1.04)

Weighted-average number of common shares outstanding, basic and diluted	1,339,105	1,334,840

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2009 and 2008
($ in thousands)

	Common Stock		Additional		Accumulated Other Comprehensive	Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	(Loss) Income	Stockholders’ Equity
Balance at December 31, 2007	1,334,840	$13	13,286	(908)	8	12,399

Comprehensive loss:

Net loss	-	-	-	(1,393)	-	(1,393)

Net change in unrealized gain on securities available for sale, net of tax	-	-	-	-	167	167

Comprehensive loss						(1,226)

Stock-based compensation	-	-	102	-	-	102

Balance at December 31, 2008	1,334,840	13	13,388	(2,301)	175	11,275

Common stock warrants exercised, net of offering costs of $11	44,726	1	436	-	-	437

Comprehensive loss:

Net loss	-	-	-	(1,669)	-	(1,669)

Net change in unrealized gain on securities available for sale, net of tax	-	-	-	-	(193)	(193)

Comprehensive loss						(1,862)

Stock-based compensation	-	-	97	-	-	97

Balance at December 31, 2009	1,379,566	$14	13,921	(3,970)	(18)	9,947

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(1,669)	(1,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	381	291
Provision for loan losses	1,612	794
Stock-based compensation	97	102
Deferred income taxes	(1,005)	(820)
Increase in accrued interest receivable	(125)	(102)
(Increase) decrease in other assets	(307)	9
(Decrease) increase in other liabilities	(1)	-
Gain on sale of securities available for sale	(495)	-
Increase in accrued interest payable	22	52

Net cash used in operating activities	(1,490)	(1,067)

Cash flows from investing activities:
Purchase of securities available for sale	(20,950)	(7,340)
Proceeds from maturities, calls and repayments of securities available for sale	4,707	1,600
Proceeds from sales of securities available for sale	12,395	-
Net increase in loans	(21,821)	(24,577)
Purchase of premises and equipment, net	(617)	(234)
Purchase of Federal Home Loan Bank stock	(91)	(247)

Net cash used in investing activities	(26,377)	(30,798)

Cash flows from financing activities:
Net increase in deposits	32,544	18,837
Proceeds from Federal Home Loan Bank advances	3,000	5,000
(Decrease) increase in other borrowings	(713)	954
Proceeds from exercise of common stock warrants, net	437	-
Repayment of Federal Home Loan Bank advances	(2,000)	-

Net cash provided by financing activities	33,268	24,791

Net increase (decrease) in cash and cash equivalents	5,401	(7,074)

Cash and cash equivalents at beginning of year	4,435	11,509

Cash and cash equivalents at end of year	$9,836	4,435

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,263	496

Income taxes	$-	-

Noncash investing activities:
Accumulated other comprehensive (loss) income, net change in unrealized gain (loss) on securities available for sale	$(193)	167

Transfer of loans to foreclosed real estate	$315	-

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 and the Years Then Ended

(1)  Summary of Significant Accounting Policies

Organization. Pro Financial Holdings, Inc. (the "Holding Company") owns 100% of the outstanding common stock of Pro Bank (the "Bank"). The Holding Company's primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The Bank offers a variety of banking and financial services to individual and corporate customers through its three banking offices located in Tallahassee, Florida. The deposit accounts of the Bank are insured up to applicable limits by the Federal Deposit Insurance Corporation.

Management has evaluated events occurring subsequent to the balance sheet date through March 10, 2010, determining no events require additional disclosure in these consolidated financial statements.

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

Use of Estimates.  In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and deferred tax assets.

Cash and Cash Equivalents.  For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

At December 31, 2009 and 2008, the Company was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Securities.  Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values.  Unrealized gains and losses on trading securities are included immediately in operations.  Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost.  Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities.  Unrealized holding gains and losses on available-for-sale securities, net of tax, are excluded from operations and reported in accumulated other comprehensive (loss) income.  Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Loans.  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees and certain direct origination fees are deferred and costs are capitalized; both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.  All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

 (continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components.  The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers nonimpaired loans and is based on industry loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment.  Leasehold improvements and furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization.  Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of each asset or lease term, if shorter.

Foreclosed Real Estate.  Assets acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the related loan balance or the fair value less estimated selling costs at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.  Revenue and expenses from operations are included in the consolidated statements of operations.

Transfer of Financial Assets.  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Income Taxes.  On January 1, 2009, the Company adopted the recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income taxes result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.  As of December 31, 2009, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income taxes.

The Holding Company and its subsidiary file consolidated income tax returns. Income taxes are allocated between the Holding Company and its subsidiary as though separate income tax returns were filed.

Advertising. The Company expenses all media advertising as incurred.

Off-Balance-Sheet Financial Instruments.  In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of undisbursed loans in process, unfunded lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Comprehensive Loss.  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in operations.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with operations, are components of comprehensive loss.  The components of accumulated other comprehensive (loss) income and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2009	2008
Unrealized holding gains on available for sale securities	$184	274
Reclassification adjustment for gains realized in operations	(495)	-

Net change in unrealized gains	(311)	274
Income tax effect	118	(107)

Net unrealized gain (loss)	$(193)	167

Stock-Based Compensation.  The Company expenses the fair value of any stock options granted.  The measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options is based on estimated fair values.  The Company recognizes stock-based compensation in salaries and employee benefits for officers and employees and in other expense for directors in the consolidated statements of operations.  The expense is recognized on a straight-line basis over the vesting period.

Loss Per Share.  Loss per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Outstanding stock options and warrants were not considered dilutive securities for 2009 and 2008 due to the net loss incurred by the Company.

Fair Value Measurements. Generally Accepted Accounting Principles ("GAAP") defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued.  Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale.  Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.  Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans.  The Company's impaired loans are normally collateral dependent and, as such, are carried at the lower of the Company's net recorded investment in the loan or the fair value of the collateral less estimated selling costs.  Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company's management related to values of properties in the Company's market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Real Estate.  The Company's foreclosed real estate is recorded at lower of cost or fair market value less estimated selling costs.  Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company's management related to values of properties in the Company's market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value.  Accordingly, the fair values estimates for foreclosed real estate are classified as Level 3.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of these financial instruments approximate their fair value.

Securities. The fair value for securities available for sale are based on the framework for measuring fair value.

Loans.  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  Fair values for certain fixed-rate residential mortgage, commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  Fair value for impaired loans are based on the framework for measuring fair value.

Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposits.  The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts).  Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Federal Home Loan Bank Advances. Fair value of the advances from the Federal Home Loan  Bank are estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowings.

Other Borrowings. The carrying amounts of other borrowings approximates their fair value.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Financial Instruments.  Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued

Recent Pronouncements. In 2009, the FASB Accounting Standards Codification ("ASC") became the single source of authoritative GAAP in the United States of America recognized by the Financial Accounting Standards Board ("FASB") to be applied to nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") are also sources of authoritative GAAP for SEC registrants.  The ASC superseded all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the ASC is nonauthoritative.  The Company's policies were not affected by the conversion to ASC.

In 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, ("SFAS No. 166") (this SFAS was incorporated into the ASC on January 1, 2010) amending the accounting for the transfers of financial assets. This new standard enhances reporting about transfers of financial assets, including loan participations and securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The standard was effective January 1, 2010 and had no impact on the Company's consolidated financial statements.

In 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), ("SFAS No. 167") (this SFAS was incorporated into the ASC on January 1, 2010) on how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The standard requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The standard was effective January 1, 2010 and had no impact on the Company's consolidated financial statements.

Reclassifications. Certain amounts in the 2008 consolidated financial statements were reclassified to conform to the 2009 presentation.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)  Securities Available for Sale

Securities have been classified according to management's intent. The carrying amount of securities available for sale and their approximate fair values are as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2009:
U.S. Government agency securities	$3,000	-	(58)	2,942
Corporate bonds	4,144	1	(23)	4,122
Mortgage-backed securities	9,295	73	(22)	9,346

Total	$16,439	74	(103)	16,410

At December 31, 2008:
U.S. Government agency securities	1,500	26	-	1,526
Mortgage-backed securities	10,596	288	(32)	10,852

Total	$12,096	314	(32)	12,378

Securities sold are as follows (in thousands):

	Year Ended December 31,
	2009	2008

Gross proceeds	$12,395	-

Gross gains	$495	-

Available-for-sale securities at December 31, 2009 measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value As of December 31, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$16,410	4,122	12,288	-

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)  Securities Available for Sale, Continued

The scheduled maturities at December 31, 2009 are as follows (in thousands):

	Amortized Cost	Fair Value

Due from one-to-five years	$4,144	4,122
Due in five to fifteen years	3,000	2,942
Mortgage-backed securities	9,295	9,346

Total	$16,439	16,410

Securities available for sale with a carrying value of $7.7 million and $8.5 million at December 31, 2009 and 2008, respectively were pledged to secure Federal Home Loan Bank advances and other borrowings.

Securities with gross unrealized losses at December 31, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months
	Gross Unrealized Losses	Fair Value
U.S. Government agency securities	$58	2,942
Corporate bonds	23	3,093
Mortgage-backed securities	22	2,653

Total securities available for sale	$103	8,688

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

The unrealized losses on eight securities available for sale were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments.  Because the decline in fair value is attributable to changes in market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)  Loans

The components of loans are as follows (in thousands):

	At December 31,
	2009	2008

Commercial real estate	$35,595	16,232
Residential real estate	5,634	4,949
Commercial	5,528	5,010
Consumer	2,459	2,312

Total loans	49,216	28,503

Deduct: Deferred loan fees, net	(101)	(64)
Allowance for loan losses	(1,628)	(846)

Loans, net	$47,487	27,593

A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Company grants the majority of its loans to borrowers throughout the Leon County, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Leon County, Florida.

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2009	2008

Beginning balance	$846	72
Provision for loan losses	1,612	794
Net charge-offs	(830)	(20)

Ending balance	$1,628	846

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)  Loans, Continued

The following summarizes the amount of impaired loans (in thousands):

	At December 31,
	2009	2008
Collateral dependent loans identified as impaired:
Gross loans with no related allowance for losses	$1,524	-

Gross loans with related allowance for losses recorded	2,543	-
Less allowances on these loans	(558)	-

Net loans with related allowance	1,985	-

Net investment in collateral dependent impaired loans	3,509	-

Noncollateral dependent loans identified as impaired:
Gross loans with no related allowance for losses	-	-

Gross loans with related allowance for losses recorded	536	536
Less allowance on these loans	(536)	(536)

Net loans with related allowance	-	-

Net investment in noncollateral dependent impaired loans	-	-

Net investment in impaired loans	$3,509	-

The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

	Year Ended December 31,
	2009	2008

Average net investment in impaired loans	$2,170	45

Interest income recognized on impaired loans	$26	-

Interest income received on impaired loans	$26	-

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)  Loans, Continued

  Impaired collateral-dependent loans are carried at the lower of cost or fair value.  At December 31, 2009, those impaired collateral-dependent loans which are measured at fair value on a nonrecurring basis are as follows (in thousands):

Fair Value(1)	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Operations in 2009

$1,985	-	-	1,985	558	558

(1)	In addition, loans with a carrying value of $1,524,000 were measured for impairment using Level 3 inputs and had a fair value in excess of carrying value.

Nonaccrual and accruing past due loans were as follows (in thousands):

	At December 31,
	2009	2008

Nonaccrual loans	$1,328	-
Accruing loans past due ninety days or more	-	-

Total	$1,328	-

(4)  Foreclosed Real Estate

Foreclosed real estate measured at fair value on a nonrecurring basis is as follows (in thousands):

	At December 31, 2009					Losses Recorded in
	Fair Value	Level 1	Level 2	Level 3	Total Losses	Operations in 2009

Foreclosed real estate	$315	-	-	315	-	-

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)  Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2009	2008

Furniture, fixtures and equipment	$1,241	1,008
Leasehold improvements	1,100	717

Total, at cost	2,341	1,725

Less accumulated depreciation and amortization	(745)	(365)

Premises and equipment, net	$1,596	1,360

The Company has an operating lease for its main office.  This lease has an initial lease term of five years and commenced on January 1, 2007.  This lease contains a renewal option of an additional five year term with a 3% annual escalation provision.  This lease also has a purchase option under which the property can be purchased for $2.9 million during the 25th through the 36th month of the lease; $3.2 million during the 37th through the 48th month; and $3.5 million during the 49th through 60th month of the lease.  If the Company does not exercise the option to purchase within the lease months 25 to 60, the purchase option expires.  The Company owns a 20.3% equity investment in Moon Building, LLC which owns the building.  The Company's investment at December 31, 2009 and 2008 was $271,000 and $297,000, respectively, which is included in other assets on the consolidated balance sheets.  This investment is accounted for under the equity method of accounting.

The Company also has an operating lease for another banking facility.  This lease has an initial lease term of ten years and commenced on February 1, 2007.  This lease contains a renewal option for two additional five year periods with an annual 3% escalation provision.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)  Premises and Equipment, Continued

In addition, the Company leases another banking facility from a director of the Company.  This lease has an initial lease term of five years and commenced in April, 2009.  This lease contains a renewal option for two additional five years periods with a $1 per square foot per year increase.  This lease also has a purchase option under which the property can be purchased for $1.2 million during the 1st through 13th month of the lease; $1.3 million during the 14th through the 24th month; 1.4 million during the 25th through the 36th month of the lease; $1.5 million during the 37th through the 48th month of the lease and $1.6 million during the 49th through the 60th month of the lease.  If the Company does not exercise the option to purchase within lease months 1 to 60, the purchase option expires.

Lease expense under these operating leases was $229,000 and $148,000 for the years ended December 31, 2009 and 2008, respectively.  Future minimum lease payments at December 31, 2009 are as follows (in thousands):

Year Ending December 31,	Amount

2010	$229
2011	236
2012	243
2013	251
2014	258
Thereafter	771

Total minimum lease payments	$1,988

(6)  Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $31.7 million and $12.5 million at December 31, 2009 and 2008, respectively.

A schedule of maturities of time deposits at December 31, 2009 follows (in thousands):

Year Ending December 31,	Amount

2010	$36,682
2011	2,507
2013	12
2014	11

$39,212

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7)  Federal Home Loan Bank Advances

The maturity and interest rate on the advances from the Federal Home Loan Bank of Atlanta ("FHLB") are as follows ($ in thousands):

Maturing in the Year Ending	Fixed or	Variable Interest	At December 31,
December 31,	Rate	Rate	2009	2008

2009	Fixed	3.97%	$-	1,000
2009	Fixed	2.26%	-	1,000
2011	Fixed	1.15%	1,000	-
2011	Fixed	1.27%	2,000	-
2018	Fixed (a)	3.05%	1,000	1,000
2018	Fixed (a)	3.45%	1,000	1,000
2018	Fixed (a)	3.20%	1,000	1,000

			$6,000	5,000

(a)	Callable by the issuer in 2011.

At December 31, 2009, the Company pledged securities as collateral with a carrying value of approximately $6.7 million for FHLB advances.

(8)  Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts.  These investment accounts are not federally insured and are treated as borrowings.  These agreements require the Company to pledge securities as collateral for these borrowings.  At December 31, 2009 and 2008, the outstanding balance of such borrowings totaled approximately $342,000 and $1.1 million, respectively, and the Company pledged securities with a carrying value of approximately $1.0 million and $3.0 million, respectively, as collateral for these agreements.

(9)  Income Taxes

Allocation of the Federal and state income tax benefit is as follows (in thousands):

	Year Ended December 31,
	2009	2008
Deferred:
Federal	$(859)	(717)
State	(146)	(103)

Income tax benefit	$(1,005)	(820)

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9)  Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2009		2008
	Amount	% of Pretax Loss	Amount	% of Pretax Loss

Income tax benefit at statutory rate	$(909)	(34.0)%	$(752)	(34.0)%
Increase resulting from-
State taxes, net of Federal tax benefit	(96)	(3.6)	(68)	(3.1)

Income tax benefit	$(1,005)	(37.6)%	$(820)	(37.1)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

		At December 31,
		2009	2008
Deferred tax assets:
Allowance for loan losses	$612	317
Net operating loss carryforwards		1,380	661
Organizational and start-up costs		316	347
Stock-based compensation		58	29
Unrealized losses on securities available for sale		11	-

Deferred tax assets		2,377	1,354

Deferred tax liabilities:
Premises and equipment	(7)	-
Unrealized gains on securities available for sale		-	(107)

Deferred tax liabilities		(7)	(107)

Net deferred tax asset		$2,370	1,247

At December 31, 2009, the Company has approximately $3.6 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2027.

The Company files income tax returns in the U.S. Federal jurisdiction and the State of Florida.  All returns filed by the Company since inception in 2006 are still subject to examination by the respective taxing authorities.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10)  Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments are undisbursed loans in process, unfunded lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for undisbursed loans in process, unfunded lines of credit and standby letters of credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Undisbursed loans in process and unfunded lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party and to support private borrowings arrangements. All letters of credit issued have expiration dates within one year.  The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loans to customers. The Company may hold collateral supporting those commitments.

A summary of the Company's financial instruments with off-balance-sheet risk at December 31, 2009 follows (in thousands):

Undisbursed loans in process	$5,671

Unfunded lines of credit	$9,486

Standby letters of credit	$100

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11)  Related Party Transactions

In the ordinary course of business, the Company has granted loans to and accepts deposits from principal officers and directors and their affiliates. These are summarized as follows (in thousands):

	Year Ended December 31,
	2009	2008
Loans:
Beginning balance	$2,743	1,260
Additions	1,241	1,970
Repayments	(2,052)	(487)

Ending balance	$1,932	2,743

Deposits at end of year	$15,671	10,511

In addition, the Company leases a banking facility from a director of the Company (see Note 5).

(12)  Dividends

The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Bank.  The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions.  It is likely that these factors would further limit the amount of dividends which the Bank could declare.  In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13)  Stock-Based Compensation Plan

In 2008, the Bank established a Non-Employee Directors' Stock Option Plan for the benefit of the directors.  A total of 125,000 options can be granted under the plan.  Stock options are granted at an exercise price equal to the greater of $10 or the fair market value of the common stock on the grant date.   All options expire ten years from the date of grant. The majority of options granted vest over a three year period.  At December 31, 2009, 22,000 shares remain available for grant.

In 2008, the Bank also established an Employee Stock Option Plan for the benefit of officers and key employees.  A total of 75,000 options have been reserved for this plan.  Stock options are granted at an exercise price equal to the greater of $10 or the fair market value of the common stock on the grant date.   All options expire ten years from the date of grant and vest over a four to five year term.  At December 31, 2009, 35,000 shares remain available for grant.

A summary of the activity in the Company's stock option plan is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	-	$-
Granted	143,000	10.00
Forfeited	(8,000)	10.00

Outstanding at December 31, 2008	135,000	10.00
Granted	8,000	10.00

Outstanding at December 31, 2009	143,000	$10.00	8.81 years	-

Exercisable at December 31, 2009	79,327	$10.00	8.79 years	-

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13)  Stock-Based Compensation Plan, Continued

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2009	2008
Risk-free interest rate	2.60%	4.19-4.38%
Dividend yield	-%	-%
Expected stock volatility	9.30%	8.30%
Expected life in years	6	5.5-6.0
Per share grant-date fair value of options issued during the year	$1.74	2.13-2.36

The Company examined its historical pattern of option exercises in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance issued by the SEC to determine the estimated life of options. Expected volatility is based on historical volatility of similar size financial institutions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company's history and expectation of dividend payments.

At December 31, 2009 there was approximately $111,000 of total unrecognized compensation expense related to the nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 1.7 years.  The total fair value of shares vesting and recognized as compensation expense was approximately $97,000 and $102,000 for the years ended December 31, 2009 and 2008, respectively.  The associated income tax benefit recognized was $29,000 for each of the years ended December 31, 2009 and 2008.

(14)  Common Stock Warrants

In connection with the initial common stock offering, the Company issued one warrant to purchase one share of the Company's common stock at $10.00 per share.  The Company issued 1,334,840 warrants in this stock offering.  The warrants expire in October, 2010 and are callable by the Company any time after April, 2008.  In October 2009, the Company called 402,252 warrants of which 44,726 were exercised as of December 31, 2009.  In January 2010, an additional 16,550 warrants were exercised and 340,976 warrants expired.  The Company expects to call the remaining 932,588 warrants in April, 2010 with an expiration date in May, 2010.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15)  Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the Federal and state banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitive measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

As of December 31, 2009, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages as of December 31, 2009 and 2008 are also presented in the table ($ in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2009:
Total capital to Risk-
Weighted assets	$9,986	17.55%	$4,552	8.00%	$5,690	10.00%
Tier I Capital to Risk-
Weighted Assets	8,344	14.66	2,277	4.00	3,416	6.00
Tier I Capital
to Total Assets	8,344	10.42	3,203	4.00	4,004	5.00

As of December 31, 2008:
Total capital to Risk-
Weighted assets	10,495	32.95	2,548	8.00	3,185	10.00
Tier I Capital to Risk-
Weighted Assets	10,125	31.79	1,274	4.00	1,911	6.00
Tier I Capital
to Total Assets	10,125	22.26	1,773	4.00	2,388	5.00

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)  Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	At December 31,
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,836	9,836	4,435	4,435
Securities available for sale	16,410	16,410	12,378	12,378
Loans, net	47,487	46,167	27,593	27,221
Accrued interest receivable	277	277	152	152
Federal Home Loan Bank stock	354	354	263	263

Financial liabilities:
Deposits	63,001	62,994	30,457	30,025
Other borrowings	342	342	1,055	1,055
Federal Home Loan Bank advances	6,000	5,890	5,000	4,976
Accrued interest payable	85	85	63	63

Off-balance-sheet financial instruments	-	-	-	-

(17)  Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan which is available to employees who have completed one year of service and have attained age eighteen.  The Company did not contribute to the plan in 2009 or 2008.

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18)  Holding Company Financial Information

Holding Company condensed financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2009	2008
Assets

Cash	$652	170
Loans, net of allowance for loan losses of $475 in 2008	472	490
Other assets	509	505
Investment in subsidiary	8,335	10,125

Total assets	$9,968	11,290

Liabilities and Stockholders' Equity

Other liabilities	21	15
Stockholders' equity	9,947	11,275

Total liabilities and stockholders' equity	$9,968	11,290

Condensed Statements of Operations

	Year Ended December 31,
	2009	2008
Revenues	$33	92
Expenses	134	619

Loss before income tax benefit and loss of subsidiary	(101)	(527)

Income tax benefit	29	196

Net loss before loss of subsidiary	(72)	(331)

Net loss of subsidiary	(1,597)	(1,062)

Net loss	$(1,669)	(1,393)

(continued)

PRO FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18)  Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(1,669)	(1,393)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for loan losses	-	475
Increase in other assets	(4)	(167)
Stock-based compensation	97	102
Increase in other liabilities	6	15
Equity in undistributed loss of subsidiary	1,597	1,062

Net cash provided by operating activities	27	94

Cash flows from investing activities:
Net principal repayments (disbursements) of loans	18	(467)
Investment in subsidiary	-	(2,000)

Net cash provided by (used in) investing activities	18	(2,467)

Cash flows from financing activity-
Proceeds from exercise of common stock warrants	437	-

Net increase (decrease) in cash	482	(2,373)

Cash at beginning of the year	170	2,543

Cash at end of year	$652	170

Supplemental disclosure of cash flow information-
Noncash investing activity-
Net change in accumulated other comprehensive (loss) income of subsidiary, net change in unrealized gain (loss) on securities available for sale	$(193)	167